SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)

                   Johns Manville Corporation
                 (formerly Schuller Corporation)
          ---------------------------------------------
                        (Name of Issuer)

                          Common Stock
          ---------------------------------------------
                 (Title of Class of Securities)

                           478129-10-9
          ---------------------------------------------
                         (CUSIP Number)

             David T. Austern, Esq., General Counsel
            Manville Personal Injury Settlement Trust
P.O. Box 10415, 8260 Willow Oaks Corporate Drive, Fairfax, VA 22031
                         (703) 204-9300
-------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          May 13, 1997
-------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

               /  /

CUSIP NO. 478129-10-9

-----------------------------------------------------------------

1.   Name of Reporting Person S.S. or I.R.S. Identification No.
     of Above Person

     Manville Personal Injury Settlement Trust

     52-1516818

-----------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
                                                          (a) / /
                                                          (b) /x/

-----------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------

4.   Source of Funds

     00

-----------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     Not Applicable                                           / /

-----------------------------------------------------------------

6.   Citizenship or Place of Organization

     New York

-----------------------------------------------------------------

Number of Shares Beneficially      7.  Sole Voting Power
Owned by Each Reporting Person          128,527,110
With                                   ------------------------
                                   8.  Shared Voting Power
                                        -0-
                                       ------------------------
                                   9.  Sole Dispositive Power
                                        128,527,110
                                       ------------------------
                                   10. Shared Dispositive Power
                                        -0-
                                       ------------------------

-----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     128,527,110

-----------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

                                                              / /

-----------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     79.6%  See Item 5.

-----------------------------------------------------------------

14.  Type of Reporting Person

-----------------------------------------------------------------

CUSIP NO. 478129-10-9

-----------------------------------------------------------------

1.   Name of Reporting Person S.S. or I.R.S. Identification No.
     of Above Person

     Robert A. Falise, trustee

     ###-##-####

-----------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
                                                          (a) / /
                                                          (b) /x/

-----------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------

4.   Source of Funds

     00

-----------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     Not Applicable                                           / /

-----------------------------------------------------------------

6.   Citizenship or Place of Organization

     U.S.A.

-----------------------------------------------------------------

Number of Shares Beneficially      7.  Sole Voting Power
Owned by Each Reporting Person          -0-
With                                   ------------------------
                                   8.  Shared Voting Power
                                        128,527,110
                                       ------------------------
                                   9.  Sole Dispositive Power
                                        -0-
                                       ------------------------
                                   10. Shared Dispositive Power
                                        128,527,110
                                       ------------------------

-----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     128,527,110

-----------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

                                                              / /

-----------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     79.6%  See Item 5.

-----------------------------------------------------------------

14.  Type of Reporting Person

     IN

-----------------------------------------------------------------

CUSIP NO. 478129-10-9

-----------------------------------------------------------------

1.   Name of Reporting Person S.S. or I.R.S. Identification No.
     of Above Person

     Louis Klein, Jr., trustee

     ###-##-####

-----------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
                                                          (a) / /
                                                          (b) /x/

-----------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------

4.   Source of Funds

     00

-----------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     Not Applicable                                           / /

-----------------------------------------------------------------

6.   Citizenship or Place of Organization

     U.S.A.

-----------------------------------------------------------------

Number of Shares Beneficially      7.  Sole Voting Power
Owned by Each Reporting Person          -0-
With                                   ------------------------
                                   8.  Shared Voting Power
                                        128,527,110
                                       ------------------------
                                   9.  Sole Dispositive Power
                                        -0-
                                       ------------------------
                                   10. Shared Dispositive Power
                                        128,527,110
                                       ------------------------

-----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     128,527,110

-----------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

                                                              / /

-----------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     79.6%  See Item 5.

-----------------------------------------------------------------

14.  Type of Reporting Person

     IN

-----------------------------------------------------------------

CUSIP NO. 478129-10-9

-----------------------------------------------------------------

1.   Name of Reporting Person S.S. or I.R.S. Identification No.
     of Above Person

     Frank J. Macchiarola, trustee

     ###-##-####

-----------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
                                                          (a) / /
                                                          (b) /x/

-----------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------

4.   Source of Funds

     00

-----------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     Not Applicable                                           / /

-----------------------------------------------------------------

6.   Citizenship or Place of Organization

     U.S.A.

-----------------------------------------------------------------

Number of Shares Beneficially      7.  Sole Voting Power
Owned by Each Reporting Person          -0-
With                                   ------------------------
                                   8.  Shared Voting Power
                                        128,527,110
                                       ------------------------
                                   9.  Sole Dispositive Power
                                        -0-
                                       ------------------------
                                   10. Shared Dispositive Power
                                        128,527,110
                                       ------------------------

-----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     128,527,110

-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

                                                              / /

-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     79.6%  See Item 5.

-----------------------------------------------------------------
14.  Type of Reporting Person

     IN

-----------------------------------------------------------------

CUSIP NO. 478129-10-9

-----------------------------------------------------------------

1.   Name of Reporting Person S.S. or I.R.S. Identification No.
     of Above Person

     Christian E. Markey, Jr., trustee

     ###-##-####

-----------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
                                                          (a) / /
                                                          (b) /x/

-----------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------

4.   Source of Funds

     00

-----------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     Not Applicable                                           / /

-----------------------------------------------------------------

6.   Citizenship or Place of Organization

     U.S.A.

-----------------------------------------------------------------

Number of Shares Beneficially      7.  Sole Voting Power
Owned by Each Reporting Person          -0-
With                                   ------------------------
                                   8.  Shared Voting Power
                                        128,527,110
                                       ------------------------
                                   9.  Sole Dispositive Power
                                        -0-
                                       ------------------------
                                   10. Shared Dispositive Power
                                        128,527,110
                                       ------------------------

-----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     128,527,110

-----------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

                                                              / /

-----------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     79.6%  See Item 5.

-----------------------------------------------------------------

14.  Type of Reporting Person

     IN

-----------------------------------------------------------------

         This Amendment No. 12 amends and supplements the Statement on Schedule 13D filed on December 8, 1988 by Manville Personal Injury Settlement Trust (the "Trust") and its trustees (the "Trustees") with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Johns Manville Corporation, formerly Schuller Corporation (the "Company"), as previously supplemented and amended (the "Schedule 13D").

         Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.


Item 1.   Security and Issuer.
------    -------------------

         Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

         Effective May 2, 1997, the name of the Company was changed from Schuller Corporation to Johns Manville Corporation. As previously reported, in early 1996, the Company's name was changed from Manville Corporation to Schuller Corporation.

Item 2.   Identity and Background.
------    -----------------------

         Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

         On June 1, 1996, Mr. Frank Macchiarola, a Trustee of the Trust, became a director of the Company, and in July 1996, he became President of St. Francis College in New York. Prior to that, he was a professor at, and the Dean of, the Benjamin N. Cardozo School of Law, Yeshiva University. Mr. Louis Klein, a Trustee of the Trust, serves on the Board of Trustees of The CRM Funds, a registered open-end management investment company. His address is 80 Butternut Lane, Stamford, CT 06903.

Item 4.   Purpose of Transaction.
------    ----------------------

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         References to the Trust Agreement are modified and supplemented by reference to the Amended and Restated Trust
Agreement as described in Item 6.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

          The Trust has sole power to dispose or to direct the disposition of and to vote or to direct the voting of 128,527,110 shares of the Common Stock. The Trustees of the Trust share the power to dispose or direct the disposition of or to vote or to direct the voting of the 128,527,110 shares held by the Trust.

          Such 128,527,110 shares of Common Stock represent approximately 79.6% of the 161,533,290 shares of Common Stock outstanding on May 6, 1997 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

Item 6.   Contracts, Arrangements, Understandings or Relation-
------    ----------------------------------------------------
          ships with Respect to Securities of the Issuer.
          ----------------------------------------------

          Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

          The Trust Agreement, as defined in Item 2 of, and included as Exhibit 2 to, the Schedule 13D filed December 8, 1988, as previously amended, has been amended and restated by the Eleventh Amendment to the Trust Agreement as the Amended and Restated Manville Personal Injury Settlement Trust Agreement dated as of April 29, 1997 (the "Amended and Restated Trust Agreement") among the Company and the Trustees, a copy of which is included as Exhibit 1 to this Amendment No. 12 to the Schedule 13D. The Amended and Restated Trust Agreement was approved by order of the U.S. Bankruptcy Court (S.D.N.Y.) (the "Court") on April 29, 1997. The majority of the amendments in the Amended and Restated Trust Agreement reflect amendments previously made to conform the Trust Agreement to other documents relating to the Plan of Reorganization of the Company which have been amended, including the Second Amended and Restated Supplemental Agreement, the Trust Distribution Process and the Profit-Sharing Exchange Agreement, and to reflect other updating changes, including the current composition of the Board of Trustees.

          A more substantive change to Section 4.03 of the Trust Agreement reflects adoption by the Trust of the New York Prudent Investor Act. In addition, Section 6.13 has been amended to confirm the jurisdiction of the Court and the U.S. District Courts for the Eastern and Southern Districts of New York to hear and resolve any and all matters relating to the powers and authority of the Trustees.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Exhibit 1 - Amended and Restated Manville Personal Injury Settlement Trust Agreement dated as of April 29, 1997 among Schuller Corporation, f/k/a Manville Corporation, and Robert A. Falise, Louis Klein, Jr., Frank J. Macchiarola and Christian E. Markey, Jr., as Trustees.

                            SIGNATURE
                            ---------

         After reasonable inquiry and to the best of such undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.


Dated:  May 13, 1997               MANVILLE PERSONAL INJURY
                                   SETTLEMENT TRUST


                              By:  /s/ Robert A. Falise
                                   ------------------------------
                                   Robert A. Falise, Chairman
                                   and Managing Trustee


                              By:  /s/ Louis Klein, Jr.
                                   ------------------------------
                                   Louis Klein, Jr., Trustee


                              By:  /s/ Frank J. Macchiarola
                                   ------------------------------
                                   Frank J. Macchiarola, Trustee


                              By:  /s/ Christian E. Markey, Jr.
                                   ------------------------------
                                   Christian E. Markey, Jr., Trustee

                          EXHIBIT INDEX
                          -------------

Exhibit

-------

  1.      Amended and Restated Manville Personal Injury
          Settlement Trust Agreement dated as of April 29, 1997 among Schuller Corporation, f/k/a Manville Corporation, and Robert A. Falise, Louis Klein, Jr., Frank J.
          Macchiarola and Christian E. Markey, Jr., as Trustees.